UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Vocera Communications, Inc.

(Name of Subject Company)

Vocera Communications, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0003 per share

(Title of Class of Securities)

92857F 10 7

(CUSIP Number of Class of Securities)

Brent D. Lang

Chief Executive Officer and Chairman of the Board Vocera Communications, Inc.

3030 Orchard Parkway

San Jose, California 95134 (408) 882-5100

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Amanda Rose, Esq. Kris Withrow, Esq. Scott Behar, Esq. Steven Jean, Esq. Fenwick & West LLP 555 California Street, 12th Floor San Francisco, California 94104 (415) 875-2300	Doug Carlen General Counsel Vocera Communications, Inc. 525 Race Street San Jose, California 95126 (408) 882-5100

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Vocera Communications, Inc., a Delaware corporation (“Vocera”), with the Securities and Exchange Commission on January 25, 2022 (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the offer by Voice Merger Sub Corp. (“Purchaser”), a Delaware corporation and a direct or indirect wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), to purchase all of the outstanding shares of Vocera’s common stock, par value $0.0003 per share (the “Shares”) at a purchase price of $79.25 per Share, net to the holder in cash, without interest, and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 6, 2022, among Stryker, Purchaser and Vocera (as it may be amended from time to time, the “Merger Agreement”), the Offer to Purchase, dated January 25, 2022 and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

Expiration of Offering Period; Completion of Merger

The Offer and related withdrawal rights expired as scheduled at one minute after 11:59 P.M., Eastern time, on February 22, 2022 (such date and time, the “Expiration Time”) and was not extended. The depositary for the Offer has advised that, as of the Expiration Time, 29,657,686 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 85% of the outstanding Shares. Accordingly, the Minimum Tender Condition has been satisfied. Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer, and in accordance with the Merger Agreement will pay the consideration for the accepted Shares as promptly as practicable (and in any event within three business days of the expiration of the Offer).

Following consummation of the Offer, on February 23, 2022, Stryker completed its acquisition of Vocera pursuant to the terms of the Merger Agreement through the merger of Purchaser with and into Vocera in accordance with Section 251(h) of the DGCL, with Vocera surviving as a direct or indirect wholly owned subsidiary of Stryker.

Following the Merger, all Shares ceased trading prior to the opening of trading on the New York Stock Exchange (the “NYSE”) on February 23, 2022, and Vocera has requested that the NYSE file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares. Stryker and Vocera intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Vocera’s reporting obligations under the Exchange Act as promptly as practicable.

On February 23, 2022, Stryker issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by Stryker is filed as Exhibit (a)(5)(L) to the amendment to the Schedule TO filed with the SEC on February 23, 2022, and is incorporated by reference herein.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 14D-9 is true, complete and correct.

Vocera Communications, Inc.

By:	/s/ Steven J. Anheier
Name: Steven J. Anheier
Title: Chief Financial Officer

Date: February 23, 2022

Item 9. Exhibits

The following Exhibits are attached hereto:

(a)(1)(A)†	Offer to Purchase, dated January 25, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by Stryker and Voice Merger Sub Corp. on January 25, 2022 (“Schedule TO”)).

(a)(1)(B)†	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)†	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)†	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)†	Summary Advertisement, published January 25, 2022 in The New York Times (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)†	Press Release issued by Stryker Corporation, dated January 6, 2022 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed with the SEC by Stryker Corporation on January 7, 2022 (Accession No. 0001193125-22-003677)).

(a)(1)(G)†	Press Release of Stryker Corporation, announcing the launch of the Offer, dated January 25, 2022 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

(a)(1)(H)	Press Release of Stryker Corporation, announcing the expiration of the Offer and consummation of the Merger, dated February 23, 2022 (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)**	Opinion of Evercore, dated January 5, 2022 (included as Annex A to the Schedule 14D-9).

(b)	None.

(c)	None.

(d)	None.

(e)(1)†	Agreement and Plan of Merger, dated January 6, 2022, by and among Stryker Corporation, Voice Merger Sub Corp. and Vocera Communications, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Vocera Communications, Inc. on January 6, 2022).

(e)(2)†	Non-Disclosure Agreement between Vocera Communications, Inc. and Stryker Corporation, dated December 12, 2021 (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	None.

(e)(4)†	2012 Equity Incentive Plan and forms of award agreements (incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K filed with the SEC by Vocera Communications on June 6, 2018 and Exhibit 10.01 to the Current Report on Form 8-K filed with the SEC by Vocera Communications, Inc. on May 6, 2020).

(e)(5)†	2021 Equity Incentive Plan, and forms of award agreements (incorporated by reference to Exhibits 10.02, 10.03 and 10.04 to the Quarterly Report on Form 10-Q filed with the SEC on August 4, 2021).

(e)(7)†	2020 Equity Inducement Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed with the SEC by Vocera Communications, Inc. on August 25, 2020).

(e)(8)†	Amended and Restated 2012 Employee Stock Purchase Plan (incorporated by reference to Appendix B to the Definitive Proxy Statement on Schedule 14A filed with the SEC by Vocera Communications, Inc. on April 15, 2021).

(e)(9)†	Form of Change of Control Severance Agreement (incorporated by reference to Exhibit 10.07 to the Quarterly Report on Form 10-Q filed with the SEC by Vocera Communications, Inc. on August 4, 2021).

(e)(10)†	Vocera’s Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.01 to the Registration Statement on Form S-1 filed with the SEC by Vocera Communications, Inc. on August 24, 2012).

(e)(11)†	Vocera’s Amended and Restated Bylaws (incorporated by reference to Exhibit 3.02 to the Registration Statement on Form S-1 filed with the SEC by Vocera Communications, Inc. on August 24, 2012).

(e)(12)†	Form of Indemnity Agreement entered into by and between Vocera and each of its executive officers and directors (incorporated by reference to Exhibit 10.01 to the Registration Statement on Form S-1 filed with the SEC by Vocera Communications, Inc. on August 1, 2011).

(e)(13)**	Form of Restrictive Covenant Agreement entered into by and among Parent and each of Brent D. Lang, Paul T. Johnson, Douglas A. Carlen, and Steven J. Anheier on February 7, 2022.

(f)	None.

(g)	None.

(h)	None.

*	Filed herewith.
**	Previously filed as an exhibit to the Schedule 14D-9.
†	Previously incorporated by reference as an exhibit to the Schedule 14D-9.